Filed Pursuant to Rule 433

Registration Statement No. 333-180289

INCOME NOTES

Income Notes Linked to a Basket of 20 Common Equity Securities
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately six years
Market Measure

A basket of the following 20 common equity securities (each, a “Basket Stock”):

AbbVie Inc. (Bloomberg symbol: ABBV), Amazon.com, Inc. (Bloomberg symbol: AMZN), BHP Billiton Limited (Bloomberg symbol: BHP), The Walt Disney Company (Bloomberg symbol: DIS), Ensco plc (Bloomberg symbol: ESV), Eaton Corporation plc (Bloomberg symbol: ETN), Ford Motor Company (Bloomberg symbol: F), Facebook, Inc. (Bloomberg symbol: FB), Fortinet, Inc. (Bloomberg symbol: FTNT), Helmerich & Payne, Inc. (Bloomberg symbol: HP), JPMorgan Chase & Co. (Bloomberg symbol: JPM), Kraft Foods Group, Inc. (Bloomberg symbol: KRFT), Och-Ziff Capital Management Group LLC (Bloomberg symbol: OZM), Philip Morris International Inc. (Bloomberg symbol: PM), PPL Corporation (Bloomberg symbol: PPL), Spectra Energy Corp (Bloomberg symbol: SE), Sempra Energy (Bloomberg symbol: SRE), Texas Instruments Incorporated (Bloomberg symbol: TXN), Under Armour, Inc. (Bloomberg symbol: UA), Verizon Communications Inc. (Bloomberg symbol: VZ)

Annual Coupon Payment	The notes will pay interest at a minimum rate of 1.00% per year. If, however, at least 14 of the Basket Stocks have not decreased in value from the pricing date as measured at the close of any Coupon Determination Date, the notes will pay interest at a maximum rate of [5.50%-6.50%] per year
Payment at Maturity	The principal amount plus the final Coupon Payment
Investment Considerations	This investment is designed for investors who seek annual interest income (subject to a maximum rate), anticipate that at least 14 of the Basket Stocks will be greater than or equal to their respective starting values, are willing to accept that the amount of interest payable is uncertain and may be limited to the Minimum Coupon Payment, and are seeking protection against declines in the Market Measure at maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420414034801/v380302_fwp.pdf
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Basket Stocks as measured at the close of each Coupon Determination Date, the Coupon Payments on the notes may be limited to the Minimum Coupon Payment.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return is limited to the return represented by the Maximum Coupon Payment and may be less than a comparable investment directly in the Basket Stocks.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights as a holder of the Basket Stocks, and you will not be entitled to receive shares or dividends or other distributions by the issuers of the Basket Stocks.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.